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                                    Filed by Chronimed Inc. pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                                 Subject Company: Chronimed Inc.
                                                 Commission File Number: 0-19952

This filing relates to a planned merger between MIM Corporation ("MIM") and Chronimed Inc. ("Chronimed"), pursuant to the terms of an Agreement and Plan of Merger, dated as of August 9, 2004 (the "Merger Agreement"), by and among MIM, Corvette Acquisition Corp. (a wholly owned subsidiary of MIM) and Chronimed. The Merger Agreement is on file with the U.S. Securities and Exchange Commission ("SEC") as an exhibit to the Current Report on Form 8-K, filed by Chronimed on August 9, 2004 and is incorporated by reference into this filing.

                                    ********

THE FOLLOWING MATERIALS WERE DISTRIBUTED TO EMPLOYEES OF CHRONIMED ON OR AFTER AUGUST 13, 2004.



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EMPLOYEE Q & A
AUGUST 13, 2004


WHAT WILL HAPPEN WITH MY CURRENT CHRONIMED STOCK OPTIONS?

All outstanding Chronimed stock options will vest upon closing of the merger and will be fully exercisable at that time. However, at closing, they will convert to BioScrip options. An exchange formula will be applied so that your options will have the same value immediately after closing that they had just before the closing, except that the new options will be fully vested.


CAN I EXERCISE MY VESTED STOCK OPTIONS BETWEEN NOW AND THE DATE OF CLOSING?

Yes, as long as you are not subject to insider restrictions or a blackout period. For questions about whether or not you are subject to any restrictions, please contact Susan Griggs or Ken Guenthner.


IF MY POSITION IS ELIMINATED DUE TO THE MERGER, WILL I RECEIVE PAY FOR MY UNUSED VACATION TIME?

Yes. Any time you terminate employment with our Company you will be paid for accrued but unused vacation time.


WHEN WILL WE KNOW MORE SPECIFICS ABOUT WHICH DEPARTMENTS AND JOBS WILL BE LOCATED WHERE? DO WE KNOW IF ANY FACILITIES WILL CLOSE?

No definite decisions regarding location of different functions and departments have been made at this time. As the integration team moves forward with their planning, decisions about which jobs will be located in which sites will be decided and communicated as quickly as possible. Again, no jobs will be lost as a result of the consolidation prior to January 1, 2005.


OUR PRESS RELEASE REGARDING THE MERGER STATES, "IMMEDIATELY FOLLOWING THE MERGER, CHRONIMED SHAREHOLDERS WOULD OWN APPROXIMATELY 37% OF THE NEW COMPANY AND MIM SHAREHOLDERS WILL OWN APPROXIMATELY 63%. "

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CAN YOU EXPLAIN HOW THIS FORMULA WAS DERIVED? AND, DOES THIS MEAN THAT WE ARE
BEING ACQUIRED?

The stock conversion ratio is based upon negotiations between MIM and Chronimed. The management groups and their advisors from each company spent extensive time reviewing historical and projected financial information for each company in order to arrive at a fair exchange ratio for Chronimed stock.


There are many financial terms that are used to describe a combination transaction between two companies. Technically, MIM will be acquiring each share of Chronimed's outstanding stock for 1.025 shares of its shares. From a substance standpoint, the new management team will be comprised of representatives from both companies and the new board of directors will be comprised of four representatives from MIM, four representatives from Chronimed and one independent appointment agreed to by both companies. In the near future, an integration team comprised of employees from both companies will be named to determine the best way to configure the departments of the new, combined company.


IF MY JOB IS ELIMINATED AS A RESULT OF THE CONSOLIDATION, IS THE SEVERANCE GOING TO BE A CONTINUATION OF SALARY OR A LUMP SUM PAYMENT?

If your job is eliminated as a result of the consolidation, your severance payment will be a lump sum.


HOW MUCH NOTICE WILL I RECEIVE IF MY JOB IS GOING TO BE ELIMINATED?

We will provide as much notice as possible to individuals regarding their job status. Again, no jobs will be eliminated as a result of the consolidation before January 1, 2005 and, should your job be eliminated as a result of the consolidation you will receive severance equivalent to either three months of pay, or two weeks per full year of service, whichever is greater.


IF I STAY UNTIL JANUARY 1, 2005 AND LEARN THAT MY POSITION IS NOT GOING TO BE ELIMINATED DUE TO THE CONSOLIDATION, WILL I GET THE SEVERANCE PAYMENT ANYWAY?

No, the severance plan described in earlier communications is intended for employees who lose their jobs as a result of the consolidation.


WHY WAS BIOSCRIP CHOSEN AS OUR NEW NAME? BioScrip is the name of MIM's speciality pharmacy division.



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WILL THE STATSCRIPT NAME CHANGE?

Our new Company name will be BioScrip. The integration team will evaluate options to re-brand our products and services (including StatScript). Until then we will continue under our current brands.


WILL I GET CREDIT FOR MY YEARS OF SERVICE WITH CHRONIMED IN THE NEW COMPANY?

Yes.  Your years of service with Chronimed will be credited in the new Company.


IF I AM RECEIVING TUITION REIMBURSEMENT AND MY POSITION IS ELIMINATED, WILL I HAVE TO PAY THE COMPANY BACK?

No, you will not be required to pay back any tuition reimbursement you have received if your position is eliminated.








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EMPLOYEE Q & A
AUGUST 20, 2004


Q: IF I TURN DOWN AN OFFER TO RELOCATE AS A RESULT OF THE MERGER AND MY JOB MOVES OUT OF THE LOCAL AREA WHERE I CURRENTLY WORK, WILL I BE ELIGIBLE FOR SEVERANCE?


A: Yes. You will receive severance equivalent to either 3 months of pay, or two weeks pay per full year of service, whichever is greater.


Q:   ARE WE CHANGING TO A NEW 401(k) PLAN AFTER WE MERGE WITH MIM?


A: At some point, it is likely that all employees will be merged into one 401(k) plan. At this time, we do not know if we will merge with MIM's plan, if they will merge with ours, or if we will implement an entirely new 401(k) plan. Once this has been determined, we will be able to create a timeline and let employees know details about the changes.


Q: ONCE THE MERGER OCCURS, WILL MY 401(k) MATCH MONEY BE AUTOMATICALLY 100% VESTED, LIKE MY STOCK OPTIONS?


A: No. While you are always 100% vested in the money you contribute to your 401(k), the match money that Chronimed contributes will remain on the same 5-year vesting schedule as usual, unless changed in the future by the new BioScrip management team.


Q:   IF I HAVE A 401(k) LOAN, WHAT WILL HAPPEN TO THAT LOAN WHEN THE MERGER
     OCCURS?


A: Your loan will remain on the same payback schedule and will be the same amount, whether we merge with MIM's 401(k) plan, MIM merges with ours, or we implement a completely new plan.


Q: IF WE IMPLEMENT A NEW 401(k) PLAN, OR MERGE WITH MIM'S, WILL MY FUND CHOICES REMAIN THE SAME?


A: While it is unlikely the fund choices will remain exactly the same, there would still likely be choices within the same TYPES of funds. For example, we currently offer a fund option called the "AIM International Growth Fund." This a Foreign

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     Large Blend fund. If that fund is not available after the merger, there would likely be a similar fund available that is also a Foreign Large Blend fund.


     We do not know at this point what the fund choices will be. As soon as we have more information, we will share it with all employees.


Q: IF WE TERMINATE OUR CURRENT 401(k) PLAN WITH BISYS AND SWITCH TO A NEW PLAN, CAN I TAKE A DISTRIBUTION FROM MY ACCOUNT INSTEAD OF JOINING THE NEW PLAN?


A: No. Because we will still have a 401(k) plan option, it would not be considered a full termination of a 401(k) plan, and therefore you cannot take a distribution from your account. As usual, however, you may stop making contributions to the plan at any time.


Q: IF I LOSE MY JOB AS A RESULT OF THE MERGER, CAN I TAKE A 401(k) DISTRIBUTION, OR ROLL THE MONEY OVER INTO AN IRA OR OTHER QUALIFIED PLAN?


A:   Yes, if you are terminated, you may do either of the above.


Q: IF I LOSE MY JOB AS A RESULT OF THE MERGER, MAY I LEAVE MY 401(k) MONEY IN MY ACCOUNT AT CHRONIMED?


A: If you have a balance of $5,000 or more in the Chronimed/BioScrip 401(k) plan at the time of termination, you have the option to leave the money in the Chronimed 401(k) plan, or take a distribution using one of the methods described below.


     If you have less than $5,000, Chronimed will initiate a distribution to you 90 days after your termination date (if you have not already initiated the distribution yourself). There are 3 types of distribution methods:


          1.)  You may roll your distribution over to an IRA;

          2.) You may roll over your distribution to your new employer's plan if their plan accepts rollovers, or;

          3.)  You may take a cash distribution.


     If you choose a cash distribution, Chronimed is required to withhold 20% of the distribution for federal income tax. Additionally, if you are under age 59 1/2 at

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     the time of distribution, a 10% penalty tax may be due with your Form 1040 on any amount of the distribution not properly rolled over as described above.

     A copy of the "Special Tax Notice" with further detail is available from Human Resources.


Q:   CAN I DROP OUT OF THE 401(k) PLAN NOW, OR ANY OTHER TIME?


A:   As always, you can stop contributing to your 401(k) at any time.


Q: HOW WILL MY "YEARS OF SERVICE" FOR THE 401(k) PLAN BE CALCULATED WHEN WE MERGE INTO A NEW PLAN?


A: Your years of service will be calculated the same as usual, starting with your original Chronimed hire date. If we change to a new 401(k) plan, your years of service will not change. They will be counted as if there was no break in service.





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MIM CORPORATION OVERVIEW

MIM Corporation is a pharmaceutical healthcare organization that provides clinically-focused services to healthcare payers, patients, and prescribers across the United States. MIM's lines of business include Specialty Pharmacy, Pharmacy Benefit Management (PBM), and Mail Service Pharmacy.

SPECIALTY PHARMACY
The Specialty Pharmacy business manages and distributes specialty medication for chronic illnesses through pharmacies in Columbus, Ohio; Livingston, New Jersey; Roslyn Heights and Bronx, New York.

 Products / Services
         o        Crohn's Disease                  o        Infertility
         o        Gaucher's Disease                o        Multiple Sclerosis
         o        Growth Hormone Defiency          o        Oncology
         o        HIV / AIDS                       o        Psoriasis
         o        Hemophilia                       o        Renal
         o        Hepatitis C                      o        Rheumatoid Arthritis
         o        Immune Deficiency

PHARMACY BENEFIT MANAGEMENT
MIM offers a wide selection of clinical services, including pharmacy case management, therapy assessment, compliance monitoring, health risk assessment, patent education, and interaction evaluation, pharmacy claims processing, mail service and related prescription distribution, benefit design consultation, drug utilization review, formulary management and consultation, drug data analysis, drug interaction management, program management and pharmaceutical rebate administration.

MIM administers pharmaceutical benefits and distributes prescriptions via mail. The company processes over 12 million claims annually.


To find out more information, visit their website at www.mimcorporation.com.



                                      * * *


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FORWARD LOOKING STATEMENTS

This communication may contain statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the intent, belief or current expectations of MIM and Chronimed and their respective directors and officers with respect to the future operating performance and ability to derive cost reductions, operating efficiencies and synergies. Investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. Important factors that could cause such differences are described in the periodic filings by MIM and Chronimed with the SEC.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the merger of MIM and Chronimed. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF MIM AND SHAREHOLDERS OF CHRONIMED ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of MIM and shareholders of Chronimed. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV, FROM MIM INVESTOR RELATIONS AT 100 CLEARBROOK ROAD, ELMSFORD, NY 10523, OR FROM CHRONIMED INVESTOR RELATIONS AT 10900 RED CIRCLE DRIVE, MINNETONKA, MN 55343.

PARTICIPANTS IN SOLICITATION

MIM, Chronimed and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of merger. Information concerning MIM's participants is set forth in the proxy statement, dated April 23, 2004, for MIM's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Chronimed's participants is set forth in the proxy statement, dated October 7, 2003, for Chronimed's 2003 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of MIM and Chronimed in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.